UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

ARDEA BIOSCIENCES, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

03969P107
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC 4401 Eastgate Mall San Diego, CA 92121 (858) 200-3830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 09, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 03969P107	13D/A	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,359,275
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,359,275
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,359,275
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 14.8%
14	Type of Reporting Person PN

CUSIP NO. 03969P107	13D/A	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,359,275
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,359,275
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,359,275
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 14.8%
14	Type of Reporting Person OO

CUSIP NO. 03969P107	13D/A	Page 4 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 203,391
	8.	Shared Voting Power 3,383,925
	9.	Sole Dispositive Power 203,391
	10.	Shared Dispositive Power 3,432,925
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,636,316
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14	Type of Reporting Person IN

Explanatory Note: This Amendment No. 7 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A of Tang Capital Partners, LP, a Delaware partnership, Tang Capital Management, LLC, a Delaware limited liability company and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on March 3, 2006 (the “Statement”), with respect to the Common Stock, $0.01 par value (the “Common Stock”), of Ardea Bioscience, Inc., a Delaware corporation (the “Issuer”).

Items 5 of the Statement is hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 5.    Interest in Securities of the Issuer

(a)           Amount beneficially owned and percentage of class:

Tang Capital Partners, LP	3,359,275 shares, representing 14.8% of the class
Tang Capital Management, LLC	3,359,275 shares, representing 14.8% of the class
Kevin C. Tang	3,636,316 shares, representing 15.9% of the class

The percentages used herein are based upon 22,878,747 shares of Common Stock outstanding as of April 12, 2010 (22,718,334 outstanding shares as of April 12, 2010 based on information obtained from the Issuer, plus 39,163 shares issuable upon exercise of warrants, plus in the case of Kevin C. Tang an additional 121,250 shares issuable upon exercise of options).

Tang Capital Partners, LP is the beneficial owner of 3,320,112 shares of the Issuer’s common stock, and has the right to acquire an additional 39,163 shares of common stock upon exercise of warrants it holds.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the 3,359,275 shares held or acquirable by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang is the beneficial owner of 3,636,316 shares of the Issuer’s common stock, comprising 28,953 shares owned by Justin L. Tang under the Uniform Transfers to Minors Act (“UTMA”), for which Kevin C. Tang serves as trustee, 22,477 shares owned by Julian K. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 4,819 shares owned by Noa Y. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 10,803 shares owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin C. Tang serves as trustee and is a participant, 15,089 shares held by Kevin C. Tang’s Individual Retirement Account, 121,250 shares issuable upon exercise of options held by Kevin C. Tang within 60 days of this Statement, 6,000 shares owned by the Individual Retirement Account for the benefit of Chang L. Kong (the “Chang IRA”), 6,000 shares owned by the Individual Retirement Account for the benefit of Chung W. Kong (the “Chung IRA”), 37,000 shares owned by Joan M. Lamb, 24,650 shares owned by the Haeyoung and Kevin Tang Foundation, Inc., and 3,359,275 shares held or acquirable by Tang Capital Partners, LP.

Justin L. Tang, Julian K. Tang and Noa Y. Tang are Kevin C. Tang’s children.  Kevin C. Tang is a beneficiary of the Tang Family Trust and shares voting and dispositive power over the shares held by the Tang Family Trust with his wife, Haeyoung K. Tang.  Chang L. and Chung W. Kong are Kevin C. Tang’s in-laws and Mr. Tang may be deemed to have shared dispositive power over the shares held in the Chang IRA and the Chung IRA.  Joan M. Lamb is an acquaintance of Kevin C. Tang and Mr. Tang may be deemed to have shared dispositive power over the shares held by Ms. Lamb.  The Haeyoung and Kevin Tang Foundation, Inc. is a private foundation, for which Kevin C. Tang serves as President and Treasurer. Mr. Tang shares voting and dispositive power over the shares held by this foundation with Haeyoung K. Tang. Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP. Chang L. and Chung W. Kong are retired U.S. citizens. Ms. Lamb is a U.S. citizen and is self-employed in the design industry. The Haeyoung and Kevin Tang Foundation, Inc. is a not-for-profit corporation incorporated in the state of Delaware. The mailing address of all of the foregoing persons and entities is c/o Tang Capital Management, LLC, 4401 Eastgate Mall, San Diego, CA 92121. Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

(b)           Voting and disposition powers:

Sole power to vote or direct the vote:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	203,391 shares

Shared power to vote or direct the vote:

Tang Capital Partners, LP	3,359,275 shares
Tang Capital Management, LLC	3,359,275 shares
Kevin C. Tang	3,383,925 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	203,391 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	3,359,275 shares
Tang Capital Management, LLC	3,359,275 shares
Kevin C. Tang	3,432,925 shares

(c)           None of Kevin C. Tang, Tang Capital Partners, LP and Tang Capital Management, LLC have effected any transaction in the Issuer’s common stock within the last 60 days.

(d)           N/A.

(e)           N/A.

 SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

April 19, 2010

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang